UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

Commission File Number: 001-39937

ZIM Integrated Shipping Services Ltd.
(Exact Name of Registrant as Specified in Its Charter)

9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

ZIM Integrated Shipping Services Ltd. (hereinafter, the "Company") hereby notifies that in the annual and extraordinary general shareholders’ meeting originally scheduled for October 4, 2023, and adjourned to October 11, 2023 at 02:30 p.m. Israel time, at the Company’s offices at 9 Andrei Sakharov Street, Haifa, Israel, all the following four proposed resolutions that were on the agenda were approved by the shareholders of the Company: (1) the election of nine (9) members of the Company’s board of directors, two of which are newly appointed members and seven are incumbent directors; (2) the re-appointment of Somekh Chaikin, an affiliate of KPMG International Cooperative, as the independent auditors of the Company for the period ending at the close of the next (2024) annual general meeting;  (3) the amendment of the Company’s compensation policy with respect to the adoption of new clawback policy intended to comply with the requirements of section 10D-1 of the Securities Exchange Act of 1934 and the Israeli Companies Law of 1999, to take effect on December 1, 2023 (the effective date of the applicable NYSE listing rule); and (4) the approval of an active chairman service agreement of the Company with Mr. Yair Seroussi, who has been reappointed to the board of directors.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM INTEGRATED SHIPPING SERVICES LTD.

By:	/s/ Noam Nativ
Noam Nativ
EVP General Counsel and Corporate Secretary

Date: October 11, 2023